April 26, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Calvert Tax-Free Reserves File numbers 002-69565 and 811-3101

Ladies and Gentlemen:

As counsel to Calvert Group, Ltd., it is my opinion that the securities being registered by this Post-Effective Amendment No. 61 will be legally issued, fully paid and non-assessable when sold. My opinion is based on an examination of documents related to Calvert Tax-Free Reserves (the "Trust"), including its Declaration of Trust, its By-Laws, other original or photostatic copies of Trust records, certificates of public officials, documents, papers, statutes, and authorities as I deemed necessary to form the basis of this opinion.

I therefore consent to filing this opinion of counsel with the Securities and Exchange Commission as an Exhibit to the Trust's Post-Effective Amendment No. 61 to its Registration Statement.

Sincerely,

/s/ Lancelot King
Lancelot King
Associate General Counsel